

Mail Stop 3030

July 27, 2018

Via E-mail
Sharon Villaverde
Interim Chief Financial Officer
Natus Medical Incorporated
6701 Koll Center Parkway, Suite 120
Pleasanton, CA 94566

> **Re:** **Natus Medical Incorporated**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed March 1, 2018**
> **File No. 000-33001**

Dear Ms. Villaverde:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Kevin J. Kuhar

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery